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FORM 4
                                             ---------------------------------
                                             |          OMB APPROVAL         |
[X] Check this box if no longer subject      ---------------------------------
    to Section 16. Form 4 or Form 5          | OMB Number:         3235-0287 |
    obligations may continue.  See           | Expires:   September 30, 1998 |
    Instructions 1(b).                       | Estimated average burden      |
                                             | hours per response....... 0.5 |
                                             _________________________________


                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549


                 STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
              Section 30(f) of the Investment Company Act of 1940

(Print or Type Responses)
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1. Name and Address of Reporting Person*

  Brayshaw           Martin
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   (Last)            (First)            (Middle)

       Redhall, 87 Main Street, Lyddington
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                     (Street)

   Near Uppingham
   Rutland   LE15 9LS United Kingdom
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   (City)               (State)         (Zip)

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2. Issuer Name and Ticker or Trading Symbol

   Armor Holdings, Inc. (ABE)

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3. IRS or Social Security Number of Reporting Person (Voluntary)



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4. Statement for Month/Year

   December 1997

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5. If Amendment, Date of Original (Month/Year)



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6. Relationship of Reporting Person(s) to Issuer
   (Check all applicable)

   [ ] Director                             [ ] 10% Owner
   [ ] Officer (give title below)           [X] Other (specify below)

     See Explanation of Responses*
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7. Individual or Joint/Group Filing (Check Applicable Line)

   [X] Form filed by One Reporting Person
   [ ] Form filed by More than One Reporting Person

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
                        TABLE I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
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                                                                                    5. Amount of     6. Owner-
                                                                                       Securities       ship
                        2. Trans-     3. Trans-       4. Securities Acquired (A)       Beneficially     Form:
                           action        action          or Disposed of (D)            Owned at         Direct      7. Nature of
                           Date          Code            (Instr. 3, 4 and 5)           End of           (D) or         Indirect
1. Title of Security       (Month/    (Instr. 8)      --------------------------       Month            Indirect       Beneficial
   (Instr. 3)              Day/       ----------      Amount    (A) or     Price       (Instr.          (I)            Ownership
                           Year)      Code    V                 (D)                    3 and 4)         (Instr. 4)     (Instr. 4)
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
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                                                                     pounds sterling
Common Stock              12/3/97      P             87,613      A       56,001**         0
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Common Stock              12/8/97      S             87,613      D      $10.625/sh.        0
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Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.                (over)
* If the form is filed by more than one person, see Instruction 4(b)(v).                                          SEC 1474 (7-96)


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FORM 4 (continued)

                           TABLE II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
                                    (e.g. puts, calls, warrants, options, convertible securities)
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    1.        2.        3.         4.         5.             6.                 7.           8.        9.         10.       11.
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                                                                           Title and                           Ownership
                                          Number of     Date Exer-         Amount of                           Form of
                                          Derivative    cisable and        Underlying              Number of   Deriv-
                                          Securities    Expiration         Securities      Price   Derivative  ative
            Conver-             Trans-    Acquired (A)  Date (Month/       (Instr. 3       of      Securities  Security:
            sion or   Trans-    action    or Disposed    Day/Year)          and 4)         Deriv-  Benefi-     Direct
            Exercise  action    Code      of (D)        --------------    --------------   ative   cially      (D) or    Nature of
Title of    Price of  Date      (Instr.   (Instr. 3,    Date                      Amount   Secur-  Owned at    Indirect  Indirect
Derivative  Deriv-    (Month/    8)        4 and 5)     Exer-    Expir-           or Num-  ity     End of      (I)       Beneficial
Security    ative      Day/     --------  ----------    cis-     ation            ber of   (Instr. Month       (Instr.   Ownership
(Instr. 3)  Security   Year)    Code  V   (A)   (D)     able     Date     Title   Shares    5)     (Instr. 4)   4)       (Instr. 4)
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
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

Explanation of Responses: See Schedule A attached hereto and made a part hereof.

              /s/ Martin Brayshaw                           January 10, 1998
              ----------------------------------------     --------------------
              ** Signature of Reporting Person                    Date

              Martin Brayshaw


** Intentional misstatements or omissions of facts constitute Federal Criminal
   Violations.  See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed.
      If space provided is insufficient, see Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.

                                                                        Page 2
                                                               SEC 1474 (7-96)

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                                  SCHEDULE A

                           EXPLANATION OF RESPONSES
                                      FOR
                                MARTIN BRAYSHAW


* Mr. Brayshaw was previously the Commercial Director and a member of the Board of Directors of DSL Group Limited ("DSL"). Mr. Brayshaw was also previously a member of the Board of Directors of Armor Holdings Limited ("AHL"). DSL is an indirect wholly owned subsidiary and AHL is a direct wholly owned subsidiary of Armor Holdings, Inc. ("AHI")

** Mr. Brayshaw acquired the shares listed pursuant to the exercise of an option for such shares granted to him by Alastair Morrison, the Chairman of the Board of Directors of DSL Holdings Limited and a member of the Board of Directors of DSL. DSL Holdings is an indirect wholly owned subsidiary of AHI. Mr. Morrison granted the option for such shares to Mr. Brayshaw pursuant to that certain Option Deed dated April 14, 1997, between Messrs. Morrison and Brayshaw. The aggregate purchase price of the option was (pound)56,000, which was paid at the time of the option grant. The exercise price of the option was (pound)1, which was paid on December 3, 1997, the date of the exercise of the option.